Exhibit 23.3

February 25, 2010

Thompson Creek Metals Company Inc.
Littleton, Colorado

Ladies and Gentlemen:

We have audited the consolidated balance sheet of Thompson Creek Metals Company Inc. and subsidiaries (the Company) as of December 31, 2009 and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income and cash flows for the year then ended, and have reported thereon under date of February 25, 2010.  The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2009.   As stated in note 2, to those financial statements, the Company changed the date of its annual goodwill impairment test from December 31 to October 1. The Company states that the newly adopted accounting principle is preferable in the circumstances because it allows the Company to more closely align its impairment testing date with the long-range planning and forecasting process of the Company and provides additional time prior to year end to complete the impairment test.  In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/KPMG LLP